

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-mail
Daniel G. Cohen
Chairman and Chief Executive Officer
Institutional Financial Markets, Inc.
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

> **Re: Institutional Financial Markets, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 5, 2013**
> **File No. 001-32026**

Dear Mr. Cohen:

We have reviewed your revised proxy statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 2. However, we believe that pro forma information may be required of smaller reporting companies with respect to transactions other than business acquisitions. Please see Preliminary Note 2 to Article 8 of Regulation S-X and Rule 11-01(a)(8) of Regulation S-X. Please include pro forma information in your next amendment. If you continue to believe that pro forma information would be immaterial to investors in their evaluation of the proposals, provide us with a materiality analysis supporting your conclusion. See Item 13 of Schedule 14A.

2.   We note your response to prior comment 4 regarding unbundling of the securities purchase agreement proposals. We do not view these financing proposals as being inextricably linked merely because they are being pursued in tandem and are aggregated for approval purposes by the listing market. In particular, we note the fact that one of the counterparties is a related person and beneficial owner of your common stock for

purposes of Section 16 and Section 13 of the Securities Exchange Act, that the agreements contain differing governance rights, and that there are separate agreements with each of these parties. Consequently, we believe that proposals 2(i) and 2(ii) should be unbundled. The application of the unbundling rule does not affect your ability to condition completion of the total financing on shareholder approval of each these agreements.

Proposal Two, page 9

3.   Please include in the fourth paragraph of this section the closing price of your common stock as of the most recent practicable date along with the diluted book value of your shares.

Background of the Transaction, page 10

4.   You disclose that the Initial Term Sheet represented an aggregate investment of approximately $12.6 million by Mead Park. However, it appears that the figure is approximately $14.3 million, based on the $7 million investment and a $7.3 million public tender offer of 4 million shares at $1.82 per share ($1.40 plus a 30% premium). Please clarify this inconsistency.

5.   We continue to believe that your disclosure regarding when and why the proposed structure changed from a tender offer to a private placement is unclear. For example, the December 20, 2012 Initial Term Sheet provided for a tender offer, but on January 16, 2013 the Special Committee and Mead Park agreed that Mr. Cohen could purchase a promissory note and shares of common stock on substantially the same terms and conditions as Mead Park in order to preserve his ownership interest. In addition, it appears from your disclosure that it was not until April 1, 2013 that the Special Committee determined that it was in favor of revising the structure to include a private placement. Please revise to clearly indicate when and why the structure changed, including who initiated the change and when it was communicated to the other parties.

<u>Opinion of Sandler O'Neill, page 30</u>

6.   We note your response to prior comment 21. Please confirm that neither Mead Park nor Mr. Cohen were privy to the projections and growth rates that Sandler O'Neill used in preparing its analyses, or in the alternative, disclose the projections and growth rates.

       Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any questions.

                                         Sincerely,

                                         /s/ Michael Seaman for

                                         Suzanne Hayes
                                         Assistant Director